
07001568


SEC MAIL RECEIVED PROCESSING
FEB 2007
WASH. D.C. 186 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 Grant Street, Suite 3000 Grant Building
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa A. Scotti 412-232-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein + Company, Inc.
(Name – *if individual, state last, first, middle name*)

One North Shore Center, 12 Federal Street, Suite 300 (Address) Pittsburgh (City) PA (State) 15212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa A. Scotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YP, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Theresa A. Scotti
Signature

President
Title

Lisa M. Marcotullio
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lisa M. Marcotullio, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Mar. 5, 2010
Member, Pennsylvania Association of Notaries


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

YP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS

 HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Owner and Board of Directors
YP, LLC
Pittsburgh, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statements of financial condition of YP, LLC as of December 31, 2006 and 2005 and the related statements of income, changes in owner's capital and cash flows for the years then ended. These financial statements are the responsibility of YP, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YP, LLC as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

These financial statements are intended solely for the information and use of the owner, board of directors, management of YP, LLC and regulatory agencies (including the National Association of Securities Dealers, as required by Rule 15c3-3 of the Securities and Exchange Act of 1934, and the Securities and Exchange Commission). These financial statements are not intended to be and should not be used by anyone other than these specified parties.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 19, 2007

HERBEIN+COMPANY, INC.
One North Shore Center 12 Federal Street, Suite 300 Pittsburgh, PA 15212 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING GREENSBURG

YP, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ **22,534**	$ 19,797
Accounts receivable and other	**15,604**	124,117
Prepaid expenses	**2,507**	8,207
TOTAL ASSETS	$ **40,645**	$ 152,121
LIABILITIES AND OWNER'S CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ **5,455**	$ 23,050
Accrued expenses	**10,524**	6,262
TOTAL CURRENT LIABILITIES	**15,979**	29,312
OWNER'S CAPITAL		
Capital contribution	**16,051**	16,051
Accumulated capital	**8,615**	106,758
TOTAL OWNER'S CAPITAL	**24,666**	122,809
TOTAL LIABILITIES AND OWNER'S CAPITAL	$ **40,645**	$ 152,121

See accompanying notes.

YP, LLC

STATEMENTS OF INCOME

Year Ended December 31	2006	2005
REVENUES		
Directed brokerage	$ **480,208**	$ 712,740
EXPENSES		
Clearing organization expense	**114,657**	203,731
Operating expenses	**12,700**	21,667
Professional services	**9,512**	10,112
Taxes other than income	**3,499**	0
Dues, fees and filing costs	**5,457**	9,281
TOTAL EXPENSES	**145,825**	244,791
INCOME FROM OPERATIONS	**334,383**	467,949
OTHER INCOME		
Interest and other	**474**	137
INCOME BEFORE INCOME TAXES	**334,857**	468,086
INCOME TAXES AT ENTITY LEVEL	**0**	0
NET INCOME	$ **334,857**	$ 468,086

See accompanying notes.

YP, LLC

STATEMENTS OF CHANGES IN OWNER'S CAPITAL

Year Ended December 31	2006	2005
CAPITAL CONTRIBUTION	**$ 16,051**	$ 16,051
ACCUMULATED CAPITAL		
Balance at beginning of year	**$ 106,758**	$ 194,172
Net income	**334,857**	468,086
Distributions to owner	**(433,000)**	(555,500)
ACCUMULATED CAPITAL AT END OF YEAR	**$ 8,615**	$ 106,758
TOTAL OWNER'S CAPITAL	**$ 24,666**	$ 122,809

See accompanying notes.

YP, LLC

STATEMENTS OF CASH FLOWS

Year Ended December 31	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 334,857	$ 468,086
Changes in:		
Accounts receivable and other	108,513	87,959
Prepaid expenses	5,700	1,361
Accounts payable and accrued expenses	(13,333)	(13,734)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	435,737	543,672
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to owner	(433,000)	(555,500)
NET CHANGE IN CASH	2,737	(11,828)
CASH AT BEGINNING OF YEAR	19,797	31,625
CASH AT END OF YEAR	$ 22,534	$ 19,797

See accompanying notes.

YP, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

YP, LLC was formed on August 27, 2002, pursuant to the Pennsylvania limited liability law of 1994, through a contribution by its sole owner, Yanni Partners, Inc. YP, LLC is registered as a broker/dealer with the National Association of Securities Dealers, Inc. and with various states where required. Prior to August 27, 2002, Yanni Partners, Inc. was the broker/dealer. YP, LLC's function as a registered broker/dealer is to accept directed brokerage on behalf of those clients of Yanni Partners, Inc. who request this method of payment as an alternative to cash payments. Services are rendered by Yanni Partners, Inc. which provides investment consulting services primarily to institutional clients.

YP, LLC does not execute or clear securities transactions. YP, LLC has a Clearing Agreement with an executing/clearing broker (clearing organization), whereby, this broker executes and clears all transactions for Yanni Partners, Inc.'s clients, carrying the accounts of such clients on a fully disclosed basis. Accordingly, neither Yanni Partners, Inc. nor YP, LLC carry client accounts and do not hold securities in connection with such transactions.

The formation of YP, LLC has effectively separated the broker/dealer activity from the investment advisory business conducted by Yanni Partners, Inc.

The net equity of YP, LLC is described as owner's capital in these financial statements and related notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash and Cash Equivalents:
Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Revenues and Accounts Receivable:
YP, LLC renders its services under a contract with a clearing organization. Revenue is recognized as services are performed and accounts receivable are accordingly recognized. Management considers accounts receivable to be fully collectible, and accordingly, no allowance for bad debts is required. Amounts deemed uncollectible ($0 in 2006 and 2005) are expensed as determined.

Expenses:
YP, LLC recognizes the expenses directly related to the directed brokerage as incurred and also expenses directly related to its registration as a broker/dealer. YP, LLC has no employees. Accordingly, additional expenses are allocated and charged to YP, LLC by Yanni Partners, Inc. for its management and operational services performed.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes:
As an LLC, YP, LLC does not file its own federal or state corporate income tax returns. Its income and expenses are included in the income tax returns of its sole owner. However, it must file a tax report in Pennsylvania for Capital Stock Franchise Tax purposes.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

YP, LLC, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that "aggregate indebtedness" of YP, LLC, as defined, shall not exceed fifteen times "net capital," as defined. In addition, Rule 15c3-1 requires that "net capital" of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2006 and 2005, YP, LLC's net capital ratio (aggregate indebtedness to net capital) was .72 to 1.00 and .26 to 1.00, respectively. YP, LLC's net capital was $22,140 and $114,579 compared with the required minimum net capital of $5,000 at December 31, 2006 and 2005, respectively.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

YP, LLC is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(ii). This rule, among other things, requires YP, LLC to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

NOTE D - RELATED PARTY TRANSACTIONS

As discussed in Note A, YP, LLC receives management and operational services from its sole owner, Yanni Partners, Inc. Management fees billed by the owner are included in the Statements of Income as "operating expenses." The management fees paid by YP, LLC to Yanni Partners, Inc. were $11,915 and $17,818 as of December 31, 2006 and 2005, respectively. Accounts payable at December 31, 2006 and 2005 included $390 and $3,256, respectively, due to the owner.



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Owner and Board of Directors
YP, LLC
Pittsburgh, Pennsylvania

Independent Auditor's Report on Supplementary Information

We have audited the accompanying financial statements of YP, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 19, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein + Company, Inc.

Pittsburgh, Pennsylvania
February 19, 2007

HERBEIN+COMPANY, INC.
One North Shore Center 12 Federal Street, Suite 300 Pittsburgh, PA 15212 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING GREENSBURG

SUPPLEMENTARY INFORMATION

YP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

NET CAPITAL		
Total owner's capital	$	24,666
Accounts receivable adjustment allowable for net capital		0
Total owner's capital qualified for net capital		24,666
Deductions and/or charges:		
Non-allowable assets:		
Other receivable		(19)
Prepaid expenses		(2,507)
Net capital before haircuts on securities' positions		22,140
Haircuts on securities' positions		0
NET CAPITAL	$	22,140
AGGREGATE INDEBTEDNESS		
Items included in Statements of Financial Condition:		
Accounts payable	$	5,455
Accrued expenses		10,524
TOTAL AGGREGATE INDEBTEDNESS	$	15,979
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	17,140
Ratio: Aggregate indebtedness to net capital		.72 : 1.00

YP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

December 31, 2006

RECONCILIATION WITH YP, LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006):

Net capital, as reported in YP, LLC's Part II (unaudited) FOCUS report	$ 22,140
Net capital per audit	$ 22,140

Note: YP, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that Rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.



HERBEIN+COMPANY, INC.

CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

To the Members of
YP, LLC
Pittsburgh, Pennsylvania:

We have audited the financial statements of YP, LLC, (the "Company") for the year ended December 31, 2006, and have issued our report thereon dated February 19, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HERBEIN+COMPANY, INC.
One North Shore Center 12 Federal Street, Suite 300 Pittsburgh, PA 15212 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING GREENSBURG

 HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2006, and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 19, 2007

END